Exhibit 99.18

CERTIFICATE OF QUALIFIED PERSON

Shane Tad Crowie, P.Eng

I, Shane Tad Crowie, P.Eng, do hereby certify that:

1.	I am a Senior Metallurgist of:

JDS Energy & Mining Inc.

Suite 900 – 999 W Hastings St, Vancouver, BC, Canada V6C 2W2

2.	I graduated from the University of British Columbia in 2001 with a B.A.Sc in Mining and Mineral Process Engineering. I have practiced my profession consistently since 2001.

3.	I am a Registered Professional Engineer (#34052) in good standing in British Columbia.

4.	I have worked as a metallurgist and mineral process engineer for a total of 24 years. I have been involved with various mining projects and studies; where I have performed, technical, operations and management positions at mines in Canada. I have been responsible for recovery optimization projects, capital improvement projects, budgeting, planning and pilot plant operations. I also have been responsible for writing technical reports, managing metallurgical testwork, and performing due diligence audits on mines and development properties.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am a contributing author for the preparation of the technical report titled “ NI 43-101 Technical Report Zimapan Mine Hidalgo State, Mexico” (the “Technical Report”), dated effective December 31, 2025, prepared for Santacruz Silver Mining Ltd.; and am responsible for Sections 1.6, 1.8, 1.9 to 1.12, 12.4, 12.5, 13, 17, 26,

27, and 28. I visited the project site from March 22 to 24, 2026.

7.	My prior involvement with the property includes the management of a metallurgical test work campaign in 2023.

8.	As of the effective date of the technical report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Signed and dated this 30th day of April, 2026.

/s/ Shane Tad Crowie
Shane Tad Crowie, P.Eng